Exchange Traded Notes

 ETN Monthly Performance Report - July 2012

The July 2012 ETN Monthly Performance report is now available for download.

Download the 1-pager report for complete details.

Strategy in focus:  The HS Market Neutral Index Powered by Holt TM (The "Index")

July 2012 Performance

The Index is designed to provide exposure to a market neutral investment strategy on equities, as represented by North American, European and Japanese stocks, by pairing long equities exposures within a given region and industry sector against an equal amount of short equities exposure within that region and industry sector. Each quarterly rebalancing date, the stocks included in the Index are selected as follows:

  Stocks are evaluated based according to the HOLT scoring model. In order to qualify for inclusion in the long index, stocks should (i) be undervalued; (ii) have positive stock market momentum; and (iii) display positive corporate performance.
  In order to qualify for inclusion in the short index, stocks are evaluated on the following overall criteria according to the HOLT scoring model: they should (i) be overvalued; (ii) have negative stock market momentum; and (iii) display negative corporate performance.
  The stocks that most closely match these criteria using the HOLT scoring model become constituents of the long index and the short index, respectively; the short index is constructed by pairing the stocks included in the long index with the stocks in the same sector and region that best in match the criteria for the short index order to ensure market neutrality.

Exchange-traded notes linked to the Index (the "CSMN ETNs") are listed on the NYSE Arca under the ticker "CSMN".

Please contact the ETN desk at 212-538-7333 if you have questions or would like to arrange a call with someone on our team, or email us at etn.desk@credit-suisse.com.

Credit Suisse ETN Products

  MLP Index Exchange Traded Notes - MLPN
  Merger Arbitrage Index Exchange Traded Notes - CSMA
  Merger Arbitrage Index Leveraged Exchange Traded Notes - CSMB
  Long/Short Equity Index Exchange Traded Notes - CSLS
  Market Neutral Equity Exchange Traded Notes - CSMN

Selected Investment Considerations

  We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have listed the ETNs on NYSE Arca. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
  Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

  The performance of the Index may not be entirely representative of the performance of the market neutral strategy and there is no assurance that the strategy on which the Index is based will be successful.

  The CSMN ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the CSMN ETNs and the Index. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
  We have the right to repurchase the CSMN ETNs in whole but not in part on any business day during the term of the CSMN ETNs. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your CSMN ETNs at a time of your choosing.
  Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
  An investment in ETNs in general and the CSMN ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This email is intended only for the person to whom it has been originally provided and under no circumstance may a copy be emailed, shown, copied, transmitted, reproduced or otherwise given to or used by, in whole or in part, any person other than the authorized recipient.

Copyright © 1997 - 2012 CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved. Terms of Use, Privacy Policy and Global Patriot Act Certificate.